UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEWEGG COMMERCE, INC.

(Name of Issuer)

Common Stock, US$0.021848 par value per share

(Title of Class of Securities)

G6483G 100

(CUSIP Number)

Zhitao He

Hangzhou Lianluo Interactive Information Technology Co., Ltd.1

18/F, Xintu Tower

451 Wulianwang Street

Binjiang District, Hangzhou

Zhejiang Province 310051, People’s Republic of China

+86-0571-2828-0882

May 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Formerly known as Hangzhou Liaison Interactive Information Technology Co., Ltd.

1.	Names of Reporting Persons. Hangzhou Lianluo Interactive Information Technology Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 224,335,481 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 224,335,481 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,335,481 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.93% (2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 1,388,888 common shares held by it directly, (ii) 222,821,593 common shares held by Digital Grid, through Hangzhou Lianluo’s 100% ownership of Digital Grid, and (iii) 125,000 common shares upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days.

(2)	The above calculations are based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4 dated April 12, 2021.

1.	Names of Reporting Persons. Digital Grid (Hong Kong) Technology Co., Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Hong Kong, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 222,821,593 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 222,821,593 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 222,821,593shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.52% (3)
14.	Type of Reporting Person (See Instructions) CO

(3)	The above calculation is based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4 dated April 12, 2021.

1.	Names of Reporting Persons. Hyperfinite Galaxy Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 58,937 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 58,937 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,937 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.02% (4)
14.	Type of Reporting Person (See Instructions) CO

(4)	The above calculation is based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4 dated April 12, 2021.

1.	Names of Reporting Persons. Zhitao He
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 224,394,418 shares (5)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 224,394,418 shares (5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 224,394,418 shares (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.95% (6)
14.	Type of Reporting Person (See Instructions) IN

(5)	Includes (i) 1,388,888 common shares held by Hangzhou Lianluo, (ii) 222,821,593 common shares held by Digital Grid, (iii) 58,937 common shares held by Hyperfinite, and (iv) 125,000 common shares upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days, through his 100% ownership of Hyperfinite, and his control of Digital Grid and Hangzhou Lianluo.

(6)	The above calculations are based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4 dated April 12, 2021.

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined in Item 2 below) and relates to the common shares, par value $0.021848 per share (the “Common Shares”), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”).

Item 1.	Security and Issuer

This Schedule relates to the Common Shares of the Issuer.  The principal executive offices of the Issuer are located at 17560 Rowland Street, City of Industry, CA 91748.

The Issuer’s Common Shares are listed on the NASDAQ Capital Market under the symbol “NEGG.”

Item 2.	Identity and Background

(a) (f) This Schedule is filed jointly by the following persons (collectively, the “Reporting Persons”). A copy of the joint filing agreement of the Reporting Persons is attached hereto as Exhibit 5:

1.	Hangzhou Lianluo Interactive Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China (“Hangzhou Lianluo”);

2.	Digital Grid (Hong Kong) Technology Co., Limited, a company incorporated under the laws of Hong Kong of the People’s Republic of China (“Digital Grid”);

3.	Hyperfinite Galaxy Holding Limited (“Hyperfinite”), a company incorporated under the laws of the British Virgin Islands; and

4.	Zhitao He, a citizen of the People’s Republic of China (“Zhitao He”).

Hangzhou Lianluo, Hyperfinite and Mr. Zhitao He previously entered into a joint filing agreement and jointly filed Schedule 13D (and amendments thereto) related to common shares of Lianluo Smart Ltd which was traded on Nasdaq under the trading symbol “LLIT” and merged with the Issuer on May 19, 2021. The previous joint filing agreement is terminated.

(b), The address of principal business and principal office of each Reporting Person is c/o Zhotao He, 18/F, Xintu Tower, 451 Wulianwang Street, Binjiang District, Hangzhou, Zhejiang Province 310051, People’s Republic of China (“PRC”).

(c) The principal business of Hangzhou Lianluo is as an Internet technology company focusing on cross-border e-commerce, media, smart device development and financial services. The principal business of each of Digital Grid and Hyperfinite is as an investment holding company. Mr. Zhitao He is the Chairman, a director and the General Manager of Hangzhou Lianluo; is the sole shareholder, director and officer of Hyperfinite; is the sole director and officer of Digital Grid, which is 100% owned by Hangzhou Lianluo; and is the Chairman of the board of directors of the Issuer.

(d), (e) On August 6, 2020, Hangzhou Lianluo and Mr. Zhitao He received an investigation notice from China Securities Regulatory Commission, or CSRC, for alleged violation of laws and regulations regarding information disclosures of Hangzhou Lianluo. Hangzhou Lianluo is a PRC company with shares listed on Shenzhen Stock Exchange. Mr. Zhitao He is the Chairman and Chief Executive Officer of Hangzhou Lianluo. Hangzhou Lianluo is also a shareholder of the Issuer and the sole shareholder of Digital Grid. Mr. Zhitao He is the sole shareholder of Hyperfinite. In addition, Mr. Zhitao He was the former Chairman and the former Chief Executive Officer of the Lianluo Smart Ltd (“LLIT”) which merged with the Issuer. Hangzhou Lianluo announced this investigation on August 7, 2020 and fully cooperated with CSRC in the investigation. On October19, 2020, Hangzhou Lianluo announced that it has received a notice of administrative punishment from Zhejiang Regulatory Bureau of CSRC, which provides, among other things, that (i) Hangzhou Lianluo is receiving a warning and required to correct its unlawful acts and pay a fine of RMB 300,000, and (ii) Mr. Zhitao He is receiving a warning and required to pay a fine of RMB 400,000.

Except as described above, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons listed in Exhibit 1 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of each of the Reporting Persons is set forth in Exhibit 1 hereto and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Hangzhou Lianluo, through its wholly-owned subsidiary Digital Grid, acquired a controlling interest in the Issuer in a stock purchase transaction that was entered into on August 15, 2016 and completed on March 30, 2017. Hangzhou Lianluo acquired a controlling interest in LLIT in a stock purchase transaction entered into on April 28, 2016 and completed on August 18, 2016. The Issuer and LLIT have been affiliated with each other since at least 2017 through common control. Digital Grid and Hangzhou Lianluo are both controlled by Mr. Zhitao He. The investment in Issuer and the investment in LLIT were part of a general effort by Mr. Zhitao He to diversify his investments, but were otherwise unrelated to each other.

On October 23, 2020, the Issuer entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with LLIT, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LLIT (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of LLIT (the “Merger”). Upon the Merger, LLIT changed its name to “Newegg Commerce, Inc.”

Merger Consideration

Each share of the capital stock of Issuer that was issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 5.8417 common shares of LLIT (the “exchange ratio”), plus the right, if any, to receive cash in lieu of fractional shares of LLIT (the “merger consideration”).

The exchange ratio was equal to the Issuer’s per share value divided by LLIT’s per share value. The Issuer’s per share value was equal to $880,000,000 divided by the number of outstanding Issuer’s shares on October 23, 2020. LLIT’s per share value was equal to (i) the volume-weighted average trading price of LLIT’s Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October16, 2020, as adjusted for a 1 to 8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of LLIT’s Class A common shares and Class B common shares issued and outstanding on the date of Merger Agreement, after giving effect to such reverse stock split.

Prior to the Merger, Mr. Zhitao He beneficially owned 58,937 Class A Common shares and 1,513,888 Class B Common shares of LLIT, which consisted of 58,937 Class A common shares held by Hyperfinite, a company controlled by Mr. Zhitao He, 1,388,888 Class B common shares held by Hangzhou Lianluo and 125,000 Class B common shares issuable upon the exercise of a warrant issued to Hangzhou Lianluo that was exercisable within 60 days.

Prior to the Merger, Mr. Zhitao He beneficially owned (i) 490,706 shares of Issuer’s Class A common stock held by Digital Grid, a company controlled by Mr. Zhitao He, (ii) 12,782,546 shares of Issuer’s Series A preferred stock held by Digital Grid, and (iii) 24,870,027 shares of Issuer’s Series AA preferred stock held by Digital Grid.

At the effective time of the Merger, Mr. Zhitao He owned 224,394,418 Common Shares of the Issuer, which consisted of (i) 222,821,593 common shares held by Digital Grid, (ii) 58,937 common shares held by Hyperfinite, (iii) 1,388,888 common shares held by Hangzhou Lianluo and (iv) 125,000 common shares issuable upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days.

The Reporting Persons did not pay additional consideration to the Issuer or LLIT in connection with the Merger and thus no funds were used for such purpose.

References to, and descriptions of, the Merger and the Merger Agreement, as set forth herein, are qualified in their entirety by reference to the Merger Agreement included as Exhibit 2 to this Schedule 13D, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Issuer’s Common Stock reported herein as a result of the Merger.

On May 12, 2021, LLIT held a special shareholder meeting to, among others, approve the Merger and amendment and restatement of its amended and restated memorandum and articles of association (the “Amended M&A”). The Amended M&A was filed with by the Registrar of Corporate Affairs of the British Virgin Islands on May 14, 2021 and became effective on the same date. The Merger became effective as of May 19, 2021. As a result of the Merger, the Common Shares of the Issuer trades on the NASDAQ Capital Market under the stock symbol “NEGG”.

At the effective time of the Merger, each share of the capital stock of Issuer that was issued and outstanding immediately prior to the effective time of the merger was converted into the right to receive 5.8417 common shares of LLIT (the “exchange ratio”), plus the right, if any, to receive cash in lieu of fractional shares of LLIT (the “merger consideration”). The exchange ratio was equal to the Issuer’s per share value divided by LLIT’s per share value. The Issuer’s per share value was equal to $880,000,000 divided by the number of outstanding Issuer’s shares on October 23, 2020. LLIT’s per share value was equal to (i) the volume-weighted average trading price of LLIT’s Class A common shares for the consecutive twenty (20) trading days immediately prior to and including October 16, 2020, as adjusted for a 1 to 8 reverse stock split effective on the date of merger agreement minus (ii) (A) $3,500,000 deposited in the escrow account divided by (B) the number of LLIT’s Class A common shares and Class B common shares issued and outstanding on the date of merger agreement, after giving effect to such reverse stock split.

Each of the Reporting Persons has no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D except that, from time to time, Mr. Zhitao He may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, the Reporting Persons may dispose of shares of Common Stock through open market transactions or otherwise, and may gift shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Zhitao He beneficially owns 224,394,418 Common Shares of the Issuer, which represents 60.95% of the Issuer’s Common Stock as of the effective time of the Merger. This 224,394,418 includes (i) 222,821,593 common shares held by Digital Grid, which represents 60.52% of the Issuer’s Common Stock as of the effective time of the Merger, (ii) 58,937 common shares held by Hyperfinite, which represents 0.02% of the Issuer’s Common Stock as of the effective time of the Merger, (iii) 1,388,888 common shares held by Hangzhou Lianluo, which represents 0.38% of the Issuer’s Common Stock as of the effective time of the Merger and (iv) 125,000 common shares issuable upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days.

(b)

Hangzhou Lianluo may be deemed to have shared voting power and shared dispositive power with regard to 224,335,481 shares of Common Stock, which consists of (i) 1,388,888 shares of Common Stock held by it directly, (ii) 222,821,593 common shares held by Digital Grid, through Hangzhou Lianluo’s 100% ownership of Digital Grid, and (iii) 125,000 common shares upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days.

Digital Grid may be deemed to have shared voting power and shared dispositive power with regard to 222,821,593 common shares held by it, due to Hangzhou Lianluo’s 100% ownership of Digital Grid.

Hyperfinite may be deemed to have shared voting power and shared dispositive power with regard to 58,937 common shares held by it, due to Mr. Zhitao He’s 100% ownership of Hyperfinite.

Mr. Zhitao He may be deemed to have shared voting power and shared dispositive power with regard to 224,394,418 shares of Common Stock, which includes (i) 1,388,888 common shares held by Hangzhou Lianluo, (ii) 222,821,593 common shares held by Digital Grid, (iii) 58,937 common shares held by Hyperfinite, and (iv) 125,000 common shares upon the exercise of a warrant issued to Hangzhou Lianluo that is exercisable within 60 days, through his 100% ownership of Hyperfinite, and his control of Hangzhou Lianluo and Digital Grid.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Issuer’s Common Stock effected by the Reporting Persons during the last 60 days.

(d)	To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, and Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

The above calculations are based on 368,180,113 common shares outstanding as reported in the Issuer’s Registration Statement on Form F-4 dated April 12, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The 222,821,593 common shares held by Digital Grid have been pledged by Digital Grid to Bank of China (“BOC”) as collateral to support working capital loans and letters of credit provided by BOC to Hangzhou Lianluo. The loans have been guaranteed jointly and severally by Beijing Digital Grid Technology Co., Ltd., a subsidiary of Hangzhou Lianluo, and Mr. Zhitao He. The total amount owed under these loans is approximately RMB 400 million in RMB denominated loans, plus $66.5 million in U.S. dollar loans, plus interest, fees and penalties on such amounts. In May 2020, BOC filed several lawsuits against Hangzhou Lianluo, Digital Grid, Beijing Digital Grid Technology Co., Ltd. and Mr. Zhitao He in the Hangzhou Intermediate People’s Court in China alleging that Hangzhou Lianluo has failed to repay the loans when due and is in breach of the loan agreements. This litigation is ongoing. Digital Grid, Hangzhou Lianluo and BOC entered into Supplemental and Novation Agreement to the Pledge Agreement on February 10, 2021. The Loan Agreement, Pledge Agreement and the Supplemental and Novation Agreement to the Pledge Agreement are filed herein as Exhibits 4.1, 4.2 and 4.3.

The Reporting Persons have entered into an Amended and Restated Shareholder Agreement with the Issuer and other shareholders of the Issuer, which became effective on May 19, 2021.  The Amended and Restated Shareholder Agreement is included as Exhibit 3 to this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1*	Directors and Executive Officers of the Reporting Persons

Exhibit 2	Agreement and Plan of Merger and Reorganization, dated October 23, 2020, by an among the Issuer, LLIT, and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LLIT (“Merger Sub”) (incorporated by reference to Annex A to the Issuer’s Report on Form F-4/A dated April 12, 2021, filed with the Securities and Exchange Commission on April 12, 2021)

Exhibit 3	Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s Report on Form F-4/A dated April 1, 2021)

Exhibit 4.1*	Loan Agreement by and between Digital Grid and Bank of China, dated June 26, 2017

Exhibit 4.2*	Pledge Agreement by and between Digital Grid and Bank of China, dated April 26, 2019

Exhibit 4.3*	Supplemental and Novation Agreement to the Pledge Agreement by and among Digital Grid, Hanghou Lianluo and Bank of China, dated February 10, 2021

Exhibit 5*	Joint Filing Agreement

*	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2021

HANGZHOU LIANLUO INTERACTIVE INFORMATION TECHNOLOGY CO., LTD

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Chairman and CEO

DIGITAL GRID (HONG KONG) TECHNOLOGY CO., LIMITED

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Chairman and Sole Director

HYPERFINITE GALAXY HOLDING LIMITED

By:	/s/ Zhitao He
Name:	Zhitao He
Title:	Sole Director

ZHITAO HE

By:	/s/ Zhitao He